PROSPECTUS SUPPLEMENT No. 5	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated March 1, 2006)	Registration Statement No. 333-122250
$50,000,000 Principal Amount of
5.75% Convertible Senior Subordinated Notes Due 2009
and
Shares of Common Stock Issuable Upon Conversion of the Notes
and 83,126 Shares of Common Stock

     The following information supplements the prospectus dated March 1, 2006 of Collegiate Pacific relating to the resale by the selling securityholders named therein of (i) an aggregate of $50,000,000 of 5.75% Convertible Senior Subordinated Notes due 2009 issued by Collegiate Pacific in a private placement in November 2004 and the common stock issuable upon conversion of the notes and (ii) up to 83,126 shares of common stock held by two of Collegiate Pacific’s stockholders who received these shares of common stock as partial consideration for Collegiate Pacific’s acquisition of all of the shares of capital stock of their company.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and previous prospectus supplements. This prospectus supplement is qualified by reference to the prospectus and previous prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus or the previous prospectus supplements.
     The following information updates the information provided in the table under “Selling Securityholders” for the selling securityholders named below:

			Shares of
	Principal Amount		Common Stock
	of Notes	Percentage	Issuable Upon	Percentage of
	Beneficially Owned	of Notes	Conversion	Common Stock
Name of Selling Securityholder	and Offered	Outstanding	of Notes (1)	Outstanding (2)
Wolverine Convertible Arbitrage Fund Limited (19)	$7,152,000	14.30%	488,191	4.57%
Zazove Aggressive Growth Fund (22)	$1,250,000	2.50%	85,324	*

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at an initial conversion rate of 68.2594 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of Notes—Conversion.” As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Holders will receive a cash payment for any fractional share amount resulting from conversion of the notes, as described under “Description of Notes—Conversion.”

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 10,187,493 shares of common stock outstanding as of May 10, 2006. In calculating the amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s notes. We did not, however, assume the conversion of any other securityholder’s notes in such calculation.

(19)	Mr. Robert Bellick is a partner of this selling securityholder and exercises investment and voting power with respect to the securities listed in the table for this selling securityholder.

(22)	Mr. Gene Pretti is the chief executive officer of Zazove Associates, the general partner of Zazove Aggressive Growth Fund and exercises investment and voting power with respect to the securities listed in the table for this selling securityholder.
     Investing in the securities involves risks. See “Risk Factors” beginning on page 6 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 24, 2006.